SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant’s Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

Page 1 of 30 Pages
Index is located on Page 2

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INDEX

Document	Page Number

Press Release dated June 29, 2006	3

Signature Page	30

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:
Dave Erskine, Corporate PR
905-882-2600 ext. 8477 or derskine@ati.com

ATI Reports Results for Third Quarter of Fiscal 2006

Revenues up 23% year-over-year; record quarter for chipsets, handheld and DTV

MARKHAM, ON - June 29, 2006 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced financial results for the third quarter of fiscal 2006 ended May 31, 2006.

Revenues(1) for the third quarter were $652.3 million. Gross margin percentage was 30.1%. Net income determined in accordance with Canadian generally accepted accounting principles (GAAP) for the quarter was $31.9 million ($0.12 per diluted share). Non-GAAP adjusted net income(2) for the quarter was $42.5 million ($0.16 per diluted share).

For the first nine months of fiscal 2006, revenues were $1.92 billion. Gross margin percentage was 29.0%. Net income according to GAAP for the year-to-date was $73.7 million ($0.29 per diluted share). Non-GAAP adjusted net income for the period was $114.0 million ($0.44 per diluted share).

“In the third quarter, we continued to assert our technology leadership,” said David Orton, president and CEO, ATI Technologies Inc. “In a challenging quarter for the PC industry, we delivered on our key operational objectives of gross margin expansion and improved inventory management. With several important PC and graphics processor advances on the way, we see a number of catalysts that will drive continued excitement and growth for ATI and the industry.”

Recent Highlights:

•	Acquired Bitboys Oy, a leading developer of mobile graphics technology based in Helsinki, Finland.

•	Announced a strategic partnership with Nokia aimed at delivering a new era of multimedia experiences and solutions for the consumer. This includes ATI working closely with Nokia and key developers to help drive content through a support network of ATI dedicated tools and software development kits.

•	Introduced the CrossFire™ Xpress 3200 — the first chipset with true, unrestricted dual x16 PCI Express® performance delivering the enthusiast gaming platform of the future.

•	Introduced the Radeon® Xpress™ 1100 chipset series supporting AMD’s Turion™ 64 X2 mobile technology.

•	Introduced the FireGL™ V7350, the world’s first 1GB graphics accelerator for the professional workstation market.

•	Repurchased 1,523,900 shares for an aggregate $24.7 million under a normal course issuer bid.

__________________________________

(1) All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

(2) Adjusted net income excludes the after-tax impact of stock-option expense, as well as certain charges, recoveries, gains and other items. Adjusted net income does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other issuers. For an explanation of the items excluded and a reconciliation of adjusted net income to net income determined in accordance with GAAP, please see “Non-GAAP Financial Measurements and Reconciliation” included in this release.

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ATI Reports Fiscal 2006 Third Quarter Results

Q4 Outlook

Given anticipated near-term PC market conditions, revenues for the fourth quarter of fiscal 2006 are expected to be between $620 million and $660 million. Gross margin percentage is expected to improve to between 31.0% and 31.5%. Operating expenses, excluding stock option expense, amortization of intangible assets and other charges, are expected to be between $155 million and $160 million. The foregoing outlook contains forward-looking statements about ATI’s financial condition and results. Reference should be made to the “Important Information Regarding Forward-looking Statements” set out in the MD&A section of this release.

Non-GAAP Financial Measurements and Reconciliation

In addition to the GAAP results provided in this release, we have provided certain non-GAAP adjusted net income financial measurements that present net income and diluted net income per share on a basis excluding the after-tax impact of stock-option expense, as well as certain charges, recoveries, gains and other items. Details of these excluded items are presented in the table below, which reconciles the GAAP results to non-GAAP financial measurements described in this release. These non-GAAP financial measurements do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measurements presented by other issuers. These non-GAAP measures are provided as a supplement, and should not be considered an alternative to measurements required by accounting principles generally accepted in Canada. Management believes that the presentation of adjusted net income financial measurements provides useful additional information to management and investors regarding the financial and operating performance of our core business operations. These non-GAAP financial measurements are part of the financial and other metrics used by management for purposes of our operating plans and employee incentive programs.

ATI TECHNOLOGIES INC.
ADJUSTED (NON-GAAP) VS. GAAP RESULTS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Net income as reported under GAAP	$ 31,898	$ (445)	$ 73,667	$ 120,451
Per share, diluted	0.12	(0.00)	0.29	0.47

Adjustments:

Add: Stock option expense(3)	8,216	8,391	25,737	25,043
Add: Amortization of intangible assets(4)	3,228	3,046	8,677	5,679
Add: Other charges(5)	579	1,351	10,352	2,011

Deduct: Tax recovery for stock option expense	(1,114)	(1,065)	(3,389)	(2,462)
Deduct: Tax recovery for intangibles	(207)	(49)	(207)	(312)
Deduct: Tax recovery for other charges	(39)	(118)	(731)	(176)
Deduct: Gain on investment	(75)	—	(75)	(880)

Adjusted net income	$ 42,486	$ 11,111	$ 114,031	$ 149,354

Diluted weighted average shares outstanding	258,263	259,100	257,663	258,920

Adjusted net income per share, diluted	$0.16	$0.04	$0.44	$0.58

(3) In accordance with GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. See Note 14 to the unaudited interim consolidated financial statements.

(4) See Note 4 to the unaudited interim consolidated financial statements.

(5) Includes charges related to regulatory and litigation matters. See Note 9 to the unaudited interim consolidated financial statements.

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ATI Reports Fiscal 2006 Third Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

This is management’s discussion and analysis of financial condition and the results of operations (MD&A) that comments on ATI’s operations, financial condition and cash flows for the three and nine months ended May 31, 2006 compared to the three and nine months ended May 31, 2005. This MD&A should be read in conjunction with the attached unaudited interim consolidated financial statements for the period ended May 31, 2006, the annual MD&A contained in the 2005 Annual Report and the audited consolidated financial statements for the year ended August 31, 2005.

In this MD&A, ATI, we, us and our refer to ATI Technologies Inc. and its subsidiaries.

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This MD&A and other sections of this release (in particular, the section entitled “Q4 Outlook”) contain forward-looking statements about ATI’s objectives, strategies, financial condition and results, as well as statements with respect to our beliefs, expectations, anticipations, estimates and intentions. These forward-looking statements are based on current expectations and various factors and assumptions. Accordingly, these statements entail various risks and uncertainties. The material factors and assumptions that were applied in making the forward-looking statements in this release include, but are not limited to: the expected rate of growth of the PC and Consumer markets; the expected mix of discrete and integrated chipsets that will be sold in the PC market; our expected market share across various customers and product segments; our expected future design wins both in the PC and Consumer markets; our expected product and production costs; the timely introduction of our new products and our competitors’ new products for the PC and Consumer markets; the expected product specific average selling price of our products and our competitors’ products; our overall competitive position and competitiveness of our current and future products; the relative mix of desktop and notebook chipsets; changes in the rate of exchange of Canadian currency to U.S. dollars; changes to our overall product mix; potential supply constraints and disruptions for components incorporated into our products and those of our customers; and unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards and packaging costs.

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this release describe our expectations as of June 29, 2006.

•	We caution readers not to place undue reliance on these statements as our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore, we cannot provide any assurance that forward-looking statements will materialize.

•	We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Material factors that could cause our actual results to differ materially from the forward-looking statements in this release include, but are not limited to: unexpected variations in market growth and demand for new GPU products and technologies; potential constraints on our ability to develop, launch and ramp new products on a timely basis; manufacturing considerations, competition, industry cycles and seasonality; dependence on third-parties for manufacturing; critical industry transitions; and other risks detailed in our regulatory filings. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities. Please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in our 2005 Annual Information Form and the Risks and Uncertainties section of our annual MD&A on page 30 of our 2005 Annual Report filed on SEDAR at www.sedar.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

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ATI Reports Fiscal 2006 Third Quarter Results

RESULTS OF OPERATIONS

Revenues for the Third Quarter of Fiscal 2006

Consolidated revenues for the third quarter of fiscal 2006 increased 23.0% to $652.3 million as compared to the third quarter last year. The PC and Consumer segments accounted for 77% and 23%, respectively, of consolidated revenues in the third quarter. A new quarterly record was achieved for total units shipped.

PC Segment

PC revenues increased 8.5% year-over-year to $499.7 million. Sales of desktop and notebook integrated products increased more than 200% year-over-year with the continued success of the Radeon Xpress 200 product line. The increase in sales of integrated products was partially offset by an approximate 15% decline in sales of desktop discrete products due to lower average selling prices resulting from a mix shift towards mainstream and value products in the add-in-board (AIB) channel. On a sequential basis, desktop discrete sales declined approximately 10% reflecting a seasonal decline in the market for discrete GPUs. Sales of notebook discrete solutions were also lower year-over-year as a result of the increased use of integrated graphics in notebook platforms.

Consumer Segment

Consumer revenue grew nearly 120% year-over-year to $152.6 million in the third quarter of fiscal 2006. Handheld revenue and unit shipments each increased more than 150% on growing sales of Imageon multimedia processors to major manufacturers of handheld devices. Digital television (DTV) revenues more than doubled on a greater than 150% increase in unit shipments to DTV manufacturers, with notable strength on LCD and integrated platforms. Royalties and non-recurring engineering revenue related to our game console business represented approximately 2% of consolidated revenues.

Revenues for the First Nine Months of Fiscal 2006

Revenues for the first nine months of fiscal 2006 grew 9.3% to $1.92 billion from $1.75 billion in the same period last year. The PC segment accounted for $1.50 billion or 79% of consolidated revenues while Consumer represented $409.9 million or 21% of consolidated revenues. The increase in consolidated revenues was driven by strong sales growth in the Consumer segment.

Gross Margin

Gross margin percentage was 30.1% for the third quarter of fiscal 2006 as compared with 29.1% in the same period last year, reflecting improvement in mobile discrete and integrated chipset gross margins, as well as growth in the Consumer business, which has margins that are typically higher than our corporate average. This was partially offset by a decline in desktop discrete gross margins. On a sequential basis, gross margin improved from 28.2% in the second quarter of fiscal 2006 due primarily to an improvement in desktop discrete gross margins.

Year-to-date gross margin percentage was 29.0% as compared with 32.6% for the first nine months of fiscal 2005 reflecting lower margins in the desktop discrete business, as well as the impact of strong sales growth of lower-margin integrated chipsets. These chipsets comprised about one-quarter of consolidated revenues in the third quarter and the first nine months of fiscal 2006 as compared with 10% or less for the same periods last year. A larger proportion of higher-margin Consumer revenue helped to offset some of the overall gross margin decline.

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ATI Reports Fiscal 2006 Third Quarter Results

Operating Expenses

Total operating expenses, excluding the amortization of intangible assets, stock-based compensation and other charges, increased 7.5% year-over-year and 10.7% on a year-to-date basis.

As we report and measure our financial results in U.S. dollars, the appreciation of the Canadian dollar relative to the U.S. dollar increased operating expenses by $4.1 million in the third quarter of fiscal 2006 as compared with the same period last year ($7.1 million for the first nine months of fiscal 2006 as compared with the same period in the prior year).

Selling and marketing expenses were up 4.1% year-over-year and 5.7% on a year-to-date basis, reflecting the addition of sales and marketing personnel and increases in advertising and marketing-related activities to drive brand and product awareness, particularly among AIB channel and retail customers.

Research and development (R&D) expenses of $91.5 million in the third quarter were 3.4% higher than the comparable period in fiscal 2005. For the first nine months of fiscal 2006, R&D expenses rose 8.4% relative to the same period a year ago. The increase was the result of continued investments across both the PC and Consumer segments to support product and technology development, and was primarily driven by increases in technical staff, including the acquisition of approximately 150 professionals from Macrosynergy Technology Co., an XGI Technology alliance company (“XGI”) and Bitboys Oy (“Bitboys”) in the quarter.

Administrative expenses were up $6.1 million or 38.3% to $22.1 million in the quarter and rose 35.0% for the first nine months of fiscal 2006 compared to the same period in fiscal 2005. The increases were related to investments in the supply chain organization, additional headcount related expenses and increased professional and consulting fees related to regulatory compliance and litigation.

Stock-based Compensation

In accordance with GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. Stock option expense for the third quarter was $8.2 million compared to $8.4 million for the same period last year. Total stock-based compensation includes the costs associated with stock options, restricted share units and deferred share units. Stock-based compensation costs were $12.9 million in the quarter as compared with $11.3 million in the previous quarter and $10.4 million in the third quarter of fiscal 2005.

Interest and Other Income

Interest and other income was $8.3 million in the third quarter of fiscal 2006 as compared with $3.9 million in the third quarter of fiscal 2005. For the first nine months of fiscal 2006, interest and other income was $21.4 million, as compared with $10.6 million for the same period in 2005. The increases are attributable to higher rates of return on investments, as well as a favorable impact on foreign exchange resulting from translation gains primarily on Canadian dollar net assets.

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ATI Reports Fiscal 2006 Third Quarter Results

Net Income

Net income determined in accordance with GAAP was $31.9 million or $0.12 per diluted share in the third quarter of fiscal 2006, as compared with a net loss of $0.4 million (nil per diluted share) in the same period last year. The improvement in net income relative to last year is primarily due to the higher revenues and improved gross margins described previously in this MD&A. Included in net income was a one-time tax benefit in the quarter resulting in a third quarter effective tax rate of approximately 8% as compared to a longer-term average tax rate of approximately 18%.

Year-to-date, net income in accordance with GAAP decreased to $73.7 million or $0.29 per diluted share from $120.5 million or $0.47 per share for the first nine months of fiscal 2005. The decrease is due to lower overall gross margins and higher expenses in the current period relative to last year.

Liquidity and Financial Resources

On a sequential basis, inventory of $366 million in the third quarter declined 14% from the second quarter of fiscal 2006 reflecting a continued focus on inventory management. Inventory was up from $348 million at August 31, 2005. Days of inventory at quarter end were approximately 79 days based on the previous quarter’s sales.

Accounts receivable at quarter end were $436 million as compared with $386 million at August 31, 2005 and reflect higher sales and the timing of payments. Accounts payable and accrued liabilities of $641 million were down from $665 million at August 31, 2005. Both accounts receivable, and accounts payable and accrued liabilities are in line with current revenue levels.

Cash deficit from operations was $26.6 million in the quarter as compared with cash generated of $15.2 million in the third quarter of fiscal 2005 and a cash deficit of $8.6 million in the second quarter of fiscal 2006. The decrease in cash flow from operations from 2005 to 2006 was primarily due to changes in working capital accounts and the timing of payments.

Cash position (cash, cash equivalents and short-term investments) at quarter end was $518 million, down from $587 million at August 31, 2005 and $607 million at February 28, 2006. The sequential decrease reflects the reduction in cash from operations, as well as $24.7 million in share repurchases and $37.2 million on the acquisitions of XGI and Bitboys. At May 31, 2006, we had working capital of $702 million as compared to $660 million at August 31, 2005.

Normal Course Issuer Bid

On March 23, 2006, the Board of Directors authorized the renewal of the Company’s Normal Course Issuer Bid (NCIB). Under the NCIB, we may purchase up to 25,100,000 ATI common shares, representing approximately 10% of ATI’s “public float” as of March 15, 2006, as calculated in accordance with TSX rules and policies. ATI will cancel any shares purchased under this NCIB. In the third quarter, 1,523,900 shares were repurchased for cancellation for $24.7 million.

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ATI Reports Fiscal 2006 Third Quarter Results

Corporate Developments

On April 27, 2006, we acquired 96.2% of the shares of Bitboys Oy (“Bitboys”), a privately held company based in Helsinki, Finland, for cash consideration of $32.3 million. Bitboys has 15 years of experience in the graphics industry and specializes in handheld platforms. See Note 3(i) to the unaudited interim consolidated financial statements.

On March 3, 2006, ATI completed the acquisition of certain assets of Shanghai-based Macrosynergy, an XGI Technology alliance company, as well as related personnel working out of XGI Technology’s Santa Clara, California location, for cash consideration of $6.2 million. Macrosynergy specializes in multimedia add-in boards for personal computers. See Note 3(ii) to the unaudited interim consolidated financial statements.

Outstanding Share Data

At May 31, 2006, there were 253,609,452 common shares of ATI outstanding. There were 258,262,863 shares outstanding on a weighted average diluted basis.

Claims and Proceedings

For a description of legal claims and proceedings affecting our business and operations, please see Note 16 to the attached unaudited interim consolidated financial statements.

ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements are prepared in accordance with GAAP. The key estimates and assumptions that management has made and their impact on the amounts reported in the unaudited interim consolidated financial statements and notes thereto remain substantially unchanged from those described in our 2005 Annual MD&A. See Note 1 to the unaudited interim consolidated financial statements for more information about the accounting policies used to prepare our financial statements.

Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 AM (EST) to discuss its financial results for its fiscal 2006 third quarter ended May 31, 2006. To participate in the conference call, please dial 416-641-6105 ten minutes before the scheduled start of the call. No password is required. A live webcast of the call will be available at http://ir.ati.com/phoenix.zhtml?c=105421&p=irol-quarterlyresults under the Quarterly Results section, Q3 2006. Replays of the conference call will be available through July 6, 2006 by calling 416-695-5800. The passcode is 3189000. A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.22 billion, ATI has more than 3,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2006 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice. For media or industry analyst support, visit our Web site at http://www.ati.com

For investor relations support, please contact:

Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, ext. 3670 or zev@ati.com

FINANCIAL STATEMENTS ATTACHED

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SUPPLEMENTARY FINANCIAL INFORMATION

The table below shows selected financial information for the eight most recently completed quarters.

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EIGHT QUARTERS

(Thousands of US dollars, except per share amounts)

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004

Revenues	$ 652,292	$ 672,362	$ 590,703	$ 470,227	$ 530,235	$ 608,188	$ 613,859	$ 572,218
Cost of revenues	455,652	482,994	420,966	427,882	375,806	399,885	405,009	379,836

Gross margin	196,640	189,368	169,737	42,345	154,429	208,303	208,850	192,382

Expenses
Selling and marketing	39,298	36,580	37,506	39,131	37,744	36,352	33,125	29,244
Research and development	91,484	81,835	86,103	87,669	88,508	77,726	73,114	75,865
Administrative	22,148	20,333	17,578	17,326	16,013	15,793	12,676	11,517
Amortization of intangible assets	3,228	2,251	3,198	3,240	3,046	1,389	1,244	1,486
Stock-based compensation	12,902	11,338	12,338	11,222	10,395	10,329	10,558	1,691
Other charges	579	895	8,878	497	1,351	278	382	155

	169,639	153,232	165,601	159,085	157,057	141,867	131,099	119,958

Income (loss) from operations	27,001	36,136	4,136	(116,740)	(2,628)	66,436	77,751	72,424

Interest and other income, net	8,317	6,750	6,297	4,341	3,914	4,504	2,176	2,815
Interest expense	(526)	(508)	(513)	(515)	(525)	(537)	(519)	(499)

Income (loss) before income taxes	34,792	42,378	9,920	(112,914)	761	70,403	79,408	74,740
Income taxes (recoveries)	2,894	8,235	2,294	(9,392)	1,206	13,210	15,705	13,584

Net income (loss)	31,898	$ 34,143	$ 7,626	(103,522)	$ (445)	$ 57,193	$ 63,703	$ 61,156

Net income (loss) per share
Basic	$ 0.13	$ 0.14	$ 0.03	$ (0.41)	$ 0.00	$ 0.23	$ 0.26	$ 0.25
Diluted	$ 0.12	$ 0.13	$ 0.03	$ (0.41)	$ 0.00	$ 0.22	$ 0.25	$ 0.24

Weighted average number of shares (000’s)
Basic	253,563	252,332	250,771	251,045	251,602	251,046	249,027	247,699
Diluted	258,263	258,158	256,568	251,045	251,602	259,743	257,917	258,198

Outstanding number of shares at the end
of the period (000’s)	253,609	253,474	251,700	251,473	252,845	252,258	251,324	249,287

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ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)

	Three months ended				Nine months ended
	May 31 2006		May 31 2005		May 31 2006		May 31 2005

Revenues	$ 652,292	100.0%	$ 530,235	100.0%	$ 1,915,357	100.0%	$ 1,752,282	100.0%
Cost of revenues	455,652	69.9%	375,806	70.9%	1,359,612	71.0%	1,180,700	67.4%

Gross margin	196,640	30.1%	154,429	29.1%	555,745	29.0%	571,582	32.6%
Operating expenses
Selling and marketing	39,298	6.1%	37,744	7.1%	113,384	5.8%	107,221	6.1%
Research and development	91,484	14.0%	88,508	16.7%	259,422	13.5%	239,348	13.7%
Administrative	22,148	3.4%	16,013	3.0%	60,059	3.1%	44,482	2.5%
Amortization of intangible assets (Note 4)	3,228	0.5%	3,046	0.6%	8,677	0.5%	5,679	0.3%
Stock-based compensation (Note 14)	12,902	2.0%	10,395	2.0%	36,578	1.9%	31,282	1.8%
Other charges (Note 9)	579	0.1%	1,351	0.2%	10,352	0.5%	2,011	0.1%

	169,639	26.1%	157,057	29.6%	488,472	25.3%	430,023	24.5%

Income (loss) from operations	27,001	4.0%	(2,628)	(0.5%)	67,273	3.7%	141,559	8.1%

Interest and other income, net	8,317	1.3%	3,914	0.7%	21,364	1.1%	10,594	0.6%
Interest expense	(526)	(0.1%)	(525)	(0.1%)	(1,547)	(0.1%)	(1,581)	(0.1%)

Income before income taxes	34,792	5.2%	761	0.1%	87,090	4.7%	150,572	8.6%
Income taxes	2,894	0.4%	1,206	0.2%	13,423	0.7%	30,121	1.7%

Net income (loss)	$ 31,898	4.8%	$ (445)	(0.1%)	$ 73,667	4.0%	$ 120,451	6.9%

Retained earnings, beginning of period	330,530		415,878		293,370		294,982
Repurchase of common shares (Note 7)	(20,483)		--		(25,092)		--

Retained earnings, end of period	$ 341,945		$ 415,433		$ 341,945		$ 415,433

Net income (loss) per share (Note 10)
Basic	$ 0.13		$ 0.00		$ 0.29		$ 0.48
Diluted	0.12		0.00		0.29		0.47

Weighted average number of shares (000’s)
(Note 10)
Basic	253,563		251,602		252,222		250,558
Diluted	258,263		251,602		257,663		258,920
Outstanding number of shares at the end of
the period (000’s)	253,609		252,845		253,609		252,845

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2005.

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ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)

	May 31 2006	August 31 2005

Assets
Current assets:
Cash and cash equivalents	$ 166,851	$ 223,277
Short-term investments	351,277	363,370
Accounts receivable	435,547	386,264
Inventories	365,618	348,209
Prepayments and sundry receivables	29,831	24,463
Future income tax assets	9,041	5,348

Total current assets	1,358,165	1,350,931

Capital assets	119,749	112,875
Intangible assets (Note 4)	40,864	17,631
Goodwill (Note 4)	193,844	190,095
Long-term investments	291	291
Tax credits recoverable	95,599	59,080
Future income tax assets	21,474	12,588

Total Assets	$ 1,829,986	$ 1,743,491

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 283,471	$ 362,926
Accrued liabilities	357,578	302,028
Deferred revenue	12,566	24,576
Current portion of long-term debt (Note 6)	2,450	1,852

Total current liabilities	656,065	691,382
Long-term debt (Note 6)	30,623	29,110
Future income tax liabilities	15,770	8,861

Total liabilities	702,458	729,353

Non-controlling interest	115	—

Shareholders’ equity:
Share capital (Note 7)	701,583	665,566
Treasury stock (Note 14)	(7,840)	(14,867)
Contributed surplus	83,451	61,795
Retained earnings	341,945	293,370
Currency translation adjustment	8,274	8,274

Total shareholders’ equity	$ 1,127,413	$ 1,014,138

Total Liabilities, Non-Controlling Interest and Shareholders’ Equity	$ 1,829,986	$ 1,743,491

Commitments and contingencies (Notes 11 and 16)
Guarantee (Note 8)

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2005.

12 of 30

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Cash provided by (used in):
Operating activities:
Net income (loss)	$ 31,898	$ (445)	$ 73,667	$ 120,451
Items which do not involve cash:
Future income taxes	(2,021)	(3,889)	(2,803)	(3,569)
Stock-based compensation	12,169	10,467	34,736	30,477
Depreciation and amortization	11,013	8,992	30,241	21,596
Gain on investment	(75)	--	(75)	(880)
Unrealized foreign exchange loss (gain)	1,146	(442)	2,136	1,245
Changes in non-cash operating working capital:
Accounts receivable	(15,003)	21,208	(47,298)	(23,194)
Inventories	61,964	(88,854)	(17,409)	(201,377)
Prepayments and sundry receivables	(6,447)	(876)	(5,033)	(2,669)
Accounts payable	(120,549)	84,949	(80,199)	135,039
Accrued liabilities	20,252	(7,689)	55,300	32,572
Deferred revenue	(3,905)	(2,010)	(12,859)	(5,977)
Tax credits recoverable	(17,039)	(6,231)	(37,534)	19,643

	(26,597)	15,180	(7,130)	123,357

Financing activities:
Principal payment on long-term debt	(479)	(423)	(1,370)	(1,236)
Issuance of common shares	13,033	3,867	35,445	26,297
Repurchase of common shares (Note 7)	(24,700)	--	(30,393)	--
Proceeds from sale of treasury stock	--	--	--	9

	(12,146)	3,444	3,682	25,070

Investing activities:
Purchase of short-term investments	(191,445)	(147,197)	(424,616)	(391,023)
Maturity and proceeds from sales of short-term investments	236,775	112,807	436,670	260,334
Additions to capital assets	(13,229)	(15,550)	(27,904)	(35,205)
Proceeds from investment	75	--	75	880
Acquisitions, net of cash acquired	(37,175)	(11,280)	(37,489)	(18,838)

	(4,999)	(61,220)	(53,264)	(183,852)

Foreign exchange gain (loss) on cash held in foreign currency	176	(33)	286	214

Decrease in cash and cash equivalents	(43,566)	(42,629)	(56,426)	(35,211)
Cash and cash equivalents - beginning of period	210,417	367,026	223,277	359,608

Cash and cash equivalents - end of period	166,851	324,397	166,851	324,397
Short-term investments	351,277	319,997	351,277	319,997

Cash position - end of period	$ 518,128	$ 644,394	$ 518,128	$ 644,394

Supplemental cash flow information (Note 12)

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2005.

13 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

The principal business activities of ATI Technologies Inc. (the “Company”) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

1.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2005.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended August 31, 2005. The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and nine months ended May 31, 2006 are not necessarily indicative of the results to be expected for the full year.

2.    FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts (“Forwards”) to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

As at May 31, 2006, the Company had $95.7 million Canadian dollars outstanding in Forwards that mature in the next six months at an average exchange rate of 1.1447. All of the Forwards have become favourable to the Company since their inception and have a fair value of $3.5 million as at May 31, 2006.

14 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

3.    ACQUISITIONS

(i)	On April 27, 2006, the Company acquired 96.2% of the shares of Bitboys Oy (“Bitboys”), for cash consideration of $32.3 million. Bitboys is a Finland-based company that develops and licenses graphics hardware IP solutions for various wireless and embedded devices. The acquisition was accounted for using the purchase method whereby the results of Bitboys have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The Company has retained the services of an independent valuator to assist in the purchase price allocation. The work of the independent valuator is not yet finalized. The allocation presented in the preliminary purchase price allocation below represents the Company’s best estimate of the allocation of the purchase price at the current time. Upon finalization of the valuation and related allocation of the purchase price by management, the dollar amounts allocated below to these items may differ from the final purchase price allocation and these differences may be material.

The estimated fair values of the net assets acquired are as follows:

(Thousands of U S dollars)

Net assets:
Current assets, including cash of $1,311	$ 3,398
Future income tax assets	3,014
Capital assets	269
Purchased in-process R & D	4,200
Core technology	13,500
Customer relationship	9,000
Goodwill	9,590
Liabilities assumed - current	(2,915)
Liabilities assumed - long-term	(837)
Future income tax liabilities	(6,942)

Cash consideration	$ 32,277

The portion of the purchase price allocated to goodwill of $9.6 million was assigned to the Company’s reportable geographic segment as follows:

Europe	$9,590

The intangible assets are being amortized as follows:

Purchased in-process R & D	10 months
Core technology	5 years
Customer relationship	5 years

The purchase and sale agreement with respect to this acquisition also provides for Conditional Payments, as defined, of $3.3 million (Euro 2.6 million) and Milestone Payments, as defined, totaling $6.3 million (Euro 4.9 million). The Conditional Payments of $1.7 million (Euro 1.3 million) are payable on each of the first and second anniversary of the date of acquisition provided the intended recipients remain employed with the Company on the anniversary dates. The obligations related to these payments are expected to be recognized by a compensation expense charge to the consolidated statements of operations over the period to the first and second anniversary dates.

15 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

3.    ACQUISITIONS (CONTINUED)

(i)	The Milestone Payments, if any, will be made based on the future attainment of certain technological milestones specified in the agreement. These amounts will be recorded as additional purchase price in the future at the time the specified milestones are achieved.

The Company has also entered into a Shareholders’ Agreement with the shareholders that continue to hold 3.8% of the shares. The agreement provides the Company with a call option and the shareholders with a put option that can be exercised under certain circumstances. The exercise price under the options ranges from a base of $1.0 million (Euro 0.8 million) to a maximum of $4.1 million (Euro 3.2 million).

(ii)	On March 3, 2006, ATI completed the acquisition of certain assets of Shanghai-based Macrosynergy, an XGI Technology alliance company, as well as related personnel working out of XGI Technology’s Santa Clara, California location, for cash consideration of $6.2 million. Macrosynergy specializes in multimedia add-in boards for personal computers. The purchase price was allocated to the net assets acquired, comprised of intangible assets of $6.0 million and fixed assets of $0.2 million based on their relative fair values at the date of acquisition. The useful life of the intangible acquired is three years.

4.    INTANGIBLE ASSETS AND GOODWILL

The net book values of intangible assets and goodwill at May 31, 2006 and August 31, 2005 are as follows:

(Thousands of US dollars)

	Cost	Accumulated amortization	Net book value	Net book value
	May 31, 2006			August 31, 2005

Core technology	$ 50,933	$ 28,593	$ 22,340	$ 15,188
Purchased in-process R & D	4,200	420	3,780	--
Workforce	5,969	498	5,471	--
Customer relationship	9,000	150	8,850	--
Other	9,298	8,875	423	2,443

Total intangible assets	$ 79,400	$ 38,536	$ 40,864	$ 17,631

Goodwill	$380,517	$186,673	$193,844	$190,095

Amortization expense related to intangible assets amounted to $3.2 million and $8.7 million for the three months and nine months ended May 31, 2006 respectively (2005 — $3.0 million and $5.7 million).

During the second quarter of fiscal 2006, the Company considered it more likely than not that it would be able to realize the future income tax asset acquired in the business combination with Nxtwave Communications Inc. (“Nxtwave”). The future income tax asset was previously not recognized as an identifiable asset. Accordingly, the Company reduced the $4.7 million goodwill acquired in the above-mentioned business combination to zero reflecting the realization of the tax benefit on Nxtwave’s pre-acquisition losses.

During the third quarter of fiscal 2006, the Company considered it more likely than not that it would be able to realize the future income tax asset acquired in the business combination with ArtX, Inc. (“ArtX”). The future income tax asset was previously not recognized as an identifiable asset. Accordingly, the Company reduced the amount of goodwill acquired in the above-mentioned business combination by $1.1 million reflecting the realization of the tax benefit on ArtX’s pre-acquisition losses.

16 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

5.    CREDIT FACILITIES

The Company maintains committed operating and overdraft credit facilities aggregating $21.0 million with a single financial institution. There are no borrowings outstanding under these facilities.

6.    LONG-TERM DEBT

(Thousands of US dollars)

	Interest rate	May 31 2006	August 31 2005

Obligation under capital lease (i)	6.31%	$19,854	$19,077
Mortgage payable (ii)	6.96%	12,055	11,885
Long-term notes payable (iii)	0.69%	1,164	--

		33,073	30,962
Less : Current portion		2,450	1,852

Long-term portion		$30,623	$29,110

(i)	Obligation under capital lease

The Company’s obligation under capital lease represents the lease on a building facility occupied by the Company in Markham, Ontario. The capital lease is denominated in Canadian dollars. As at May 31, 2006, the remaining amount outstanding on the capital lease was $19.9 million (Cdn. $ 21.9 million).

(ii)	Mortgage payable

On September 10, 2002, Commerce Valley Realty Holding Inc. (“CVRH”), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance a building facility occupied by the Company. The Company’s proportionate share of the mortgage as at May 31, 2006 amounted to $12.1 million (Cdn. $13.3 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

(iii)	Long-term notes payable

Long-term notes payable is comprised of the long-term liabilities of $1.2 million (Euro 0.9 million) assumed from the acquisition of Bitboys. The payable is denominated in Euro with repayment terms ranging from 16 months to 3 years from the acquisition date.

17 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

7.    NORMAL COURSE ISSUER BID

In March 2005, the Board of Directors authorized a share repurchase program through a normal course issuer bid (“NCIB”). Under the terms of the NCIB, the Company was permitted to repurchase up to 24.7 million of its common shares on the open market through March 29, 2006 at prevailing prices. A total of 2,408,100 shares were repurchased and cancelled for a total consideration of $29.6 million pertaining to the NCIB.

In March 2006, the Board of Directors authorized the renewal of the Company’s NCIB for up to 25.1 million common shares. If considered advisable, shares may be repurchased from time to time on the open market through March 29, 2007 at prevailing market prices. The timing and amount of purchases, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors.

During the three months and nine months ended May 31, 2006, the Company repurchased and cancelled 1,523,900 shares for a total consideration of $24.7 million and 1,932,000 shares for a total consideration of $30.4 million, respectively.

8.    GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of a building facility occupied by the Company. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.7 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

18 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

9.    OTHER CHARGES

Other charges include the following items:

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Regulatory matter (i)	$ --	$1,351	$ 61	$2,011
Litigation matters (ii)	579	--	10,291	--

Total	$579	$1,351	$10,352	$2,011

(i)	Regulatory Matter

On January 16, 2003, the Company announced that the staff of the Ontario Securities Commission (the “OSC”) had filed a notice of hearing and statement of allegations (the “Notice”) in relation to the Company and others. On March 29, 2005, a panel of the OSC approved a settlement agreement reached between the Company and OSC staff. As part of the settlement, the Company agreed to pay CAD $900,000 in costs and settlement payments and agreed to provide a letter of comfort confirming its practices and procedures related to trading and corporate governance. The individuals named in the notice, other than Mr. K. Y. Ho, the then Chairman and Chief Executive Officer of the Company, and his wife, also entered into settlement agreements with the OSC. In October 2005, a panel of three commissioners of the OSC dismissed all allegations of insider trading against Mr. Ho and his wife. The panel’s decision completely exonerated Mr. Ho and his wife. The decision was made following a hearing which was held by the OSC panel in the spring of 2005.

(ii)	Litigation Matters

The amount relates to legal fees relating to U.S. Securities Class Action Lawsuits and a U.S. Shareholder Derivative Complaint, and litigation settlement costs in respect of litigation claims with American Video Graphics, LP. All of these litigation claims are further described in Note 16 to the interim consolidated financial statements.

19 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

10.    NET INCOME (LOSS) PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:

(Thousands of US dollars, except per share amounts)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Net income (loss)	$31,898	$(445)	$73,667	$120,451

Weighted average number of common shares
outstanding (000’s):
Basic	253,563	251,602	252,222	250,558
Effect of dilutive securities	4,700	--	5,441	8,362

Diluted	258,263	251,602	257,663	258,920

Net income (loss) per share
Basic	$0.13	$0.00	$0.29	$0.48
Diluted	0.12	0.00	0.29	0.47

At May 31, 2006, options to purchase 11,925,972 common shares (2005 – 5,707,507) were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.

11.    COMMITMENTS

As at May 31, 2006, the Company was committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments, mortgage payments and non-cancellable inventory purchases:

(Thousands of US dollars)

	Total	Remaining in 2006	2007	2008	2009	2010	Thereafter

Commitments related to office
premises, license and royalty
agreements	$113,752	$ 12,399	$38,873	$32,635	$12,898	$ 8,076	$ 8,871
Commitment related to capital lease	27,748	560	2,334	2,465	2,465	2,465	17,459
Commitment related to mortgage	15,943	468	1,876	1,876	1,876	1,876	7,971
Commitments related to
non-cancellable inventory purchases	304,397	304,397	--	--	--	--	--

Total commitments	$461,840	$317,824	$43,083	$36,976	$17,239	$12,417	$34,301

20 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

12.    SUPPLEMENTAL CASH FLOW INFORMATION

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Cash paid for:
Interest	$ 498	$ 500	$ 1,464	$1,501
Income taxes	1,385	2,233	4,026	2,646
Interest received	$5,089	$3,128	$13,987	$8,462

13.    SEGMENTED INFORMATION

The Company designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company operates in two reportable segments: Personal Computer (“PC”) and Consumer. The PC segment includes all 3D graphics, video, and multimedia products which are developed for use in desktop and notebook personal computers. The Consumer segment includes products used in cell phones, PDA’s, DTV’s and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from cell phone and game console products.

The Company’s management evaluates segment performance based on revenue and on operating income (loss) which is calculated as income (loss) from operations, excluding expenses related to stock-based compensation, amortization of intangible assets, and other charges.

The Company does not identify or allocate total assets by reportable segment. In addition, there are no inter-segment revenues. The accounting polices for all operating segments are the same as those described in the summary of significant accounting policies in the Company’s most recent annual audited financial statements for the year ended August 31, 2005.

21 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

13.    SEGMENTED INFORMATION (CONTINUED)

The following tables present the revenues and operating income (loss) of the two reportable segments for the three months and nine months ended May 31, 2006 and 2005.

(Thousands of US dollars)

	Consolidated		PC		Consumer
	Three months ended		Three months ended		Three months ended
	May 31		May 31		May 31
	2006	2005	2006	2005	2006	2005

Revenues	$652,292	$530,235	$499,713	$460,673	$152,579	$ 69,562
Operating income (loss)	43,710	12,164	11,679	14,039	32,031	(1,875)

(Thousands of US dollars)

	Consolidated		PC		Consumer
	Nine months ended		Nine months ended		Nine months ended
	May 31		May 31		May 31
	2006	2005	2006	2005	2006	2005

Revenues	$1,915,357	$1,752,282	$1,505,469	$1,528,851	$409,888	$223,431
Operating income	122,880	180,531	31,616	161,846	91,264	18,685

The following table reconciles total operating income for reportable segments to income from operations as reported in the consolidated statements of operations and retained earnings:

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Total operating income for reportable segments	$ 43,710	$ 12,164	$ 122,880	$ 180,531
Unallocated amounts:
Amortization of intangible assets	(3,228)	(3,046)	(8,677)	(5,679)
Stock-based compensation expense	(12,902)	(10,395)	(36,578)	(31,282)
Other charges	(579)	(1,351)	(10,352)	(2,011)

Income (loss) from operations in consolidated
statements of operations and retained earnings	$ 27,001	$(2,628)	$ 67,273	$ 141,559

22 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

13.    SEGMENTED INFORMATION (CONTINUED)

The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Revenues:
Canada	$ 1,892	$ 8,338	$ 12,328	$ 16,644
United States	63,411	54,843	201,832	199,782
Europe	15,635	24,523	49,837	72,868
Asia-Pacific	571,354	442,531	1,651,360	1,462,988

Consolidated revenues	$652,292	$530,235	$1,915,357	$1,752,282

	May 31 2006	August 31 2005

Capital assets and intangible assets:
Canada	$ 96,790	$ 98,602
United States	23,296	22,253
Europe	26,430	231
Asia-Pacific	14,097	9,420

Consolidated capital assets and intangible assets	$160,613	$130,506

Goodwill
United States	$184,254	$190,095
Europe	9,590	--

Consolidated Goodwill	$193,844	$190,095

For the three months and nine months ended May 31, 2006, one customer accounted for 13% and 12% respectively and another customer accounted for 11% and 12% respectively of the Company’s consolidated revenues (2005 – one customer accounted for 12% and 11%, and another customer accounted for 9% and 12%). At May 31, 2006, one of the Company’s customers accounted for 12% and another customer accounted for 11% of its consolidated accounts receivable (August 31, 2005 – one customer accounted for 12%).

23 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

14.    STOCK-BASED COMPENSATION

(i)	Stock options

The weighted average estimated fair values at the date of grant for the stock options granted within the three months and nine months ended May 31, 2006 were $7.66 and $7.46 per share (2005 — $7.65 and $8.29). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Risk-free interest rate	4.4%	3.8%	4.2%	3.7%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market
price of the Company's common shares	50.5%	60.5%	52.0%	62.5%
Expected life of the options	4.2 years	4.0 years	4.2 years	4.0 years

The estimated fair value of the stock options is amortized to expense over the options’vesting period and the related expense for the three months and nine months ended May 31, 2006 amounted to $8.2 million and $25.7 million respectively (2005 — $8.4 million and $25.0 million). The stock option expense by functional area is as follows:

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Cost of revenues	$ 321	$ 418	$ 1,125	$ 1,344
Selling and marketing	1,522	1,627	4,765	4,897
Research and development	4,909	4,851	15,444	14,761
Administrative	1,464	1,495	4,403	4,041

Total	$8,216	$8,391	$25,737	$25,043

24 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

14.    STOCK-BASED COMPENSATION (CONTINUED)

(ii)	Restricted share units

The Company has adopted three plans to grant restricted share units (“RSUs”) to certain employees and directors as part of its overall stock-based compensation plan. Under the terms of the plans, RSUs vest in accordance with terms determined by the Board of Directors, which terms may include certain performance criteria. Funds advanced by the Company to the trustee to purchase the Company’s common shares in the open market are classified as treasury stock and presented as a reduction of shareholders’ equity in the Company’s consolidated balance sheet. During the three months and nine months ended May 31, 2006, 239,042 and 734,184 RSUs, respectively vested and were settled by delivery of common shares of the Company to the participants or, in certain cases, by the payment of cash in an amount equivalent to the market value of the common shares on the vesting date (2005 – nil and 503,903).

During the three months and nine months ended May 31, 2006, the numbers of RSUs granted were 1,857,367 and 1,903,967, and the numbers of RSUs forfeited were 162,886 and 219,763. As at May 31, 2006, there were 3,081,538 RSUs awarded and outstanding (August 31, 2005 –2,131,518).

RSU expense (recovery) by functional areas incurred for the three months and nine months ended May 31, 2006 and 2005 is summarized in the following table:

(Thousands of US dollars)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Cost of revenues	$ (32)	$ 123	$ (382)	$ 776
Selling and marketing	622	265	1,467	867
Research and development	3,216	1,440	7,372	3,350
Administrative	492	258	1,270	741

Total	$4,298	$2,086	$9,727	$5,734

(iii)	Deferred share units

The Company has established a plan to grant deferred share units (“DSUs”) to its non-management directors. As at May 31, 2006, there were 178,207 DSUs outstanding of which 147,874 were vested (August 31, 2005 – 132,707 and 109,009).

The expenses for the three months and nine months ended May 31, 2006 relating to DSUs granted to the directors for services rendered were $0.4 million and $1.1 million (2005 – a recovery of $82,000 and expense of $0.5 million).

25 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

15.    U.S. GAAP

The following table reconciles the net income (loss) as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

(Thousands of US dollars, except per share amounts)

	Three months ended		Nine months ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005

Net income in accordance with Canadian GAAP	$ 31,898	$ (445)	$ 73,667	$ 120,451
Expenses related to stock options (i)	(349)	8,391	(1,777)	25,043
Stock-compensation recoveries expenses (ii), (iii)	—	2,908	—	(5,205)
Amortization difference on stock-based compensation	(210)	—	(89)	—
Tax effect of stock options (iv)	(3,529)	(1,619)	(8,516)	(6,111)
Write off of purchased in-process R&D (v)	(4,200)	—	(4,200)	—
Amortization of purchased in-process R&D (v)	420	—	420	—
Tax effect of amortization of purchased in-process R&D (v)	(109)	—	(109)	—
Other	28	28	84	84

Net income in accordance with U.S. GAAP	$ 23,949	$ 9,263	$ 59,480	$ 134,262

Net income per share in accordance with U.S. GAAP
Basic	$ 0.09	$ 0.04	$ 0.24	$ 0.54
Diluted	0.09	0.04	0.23	0.52

Weighted average number of shares (000’s):
Basic	253,563	251,602	252,222	250,558
Diluted	258,676	259,100	257,742	258,920

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ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

15.    U.S. GAAP (CONTINUED)

(i)	Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, prior to September 1, 2005, the Company accounted for its stock options under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the Company recognized stock-based compensation expense based on intrinsic value under U.S. GAAP prior to fiscal 2006. Effective September 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R), Share-Based Payment, using the modified-prospective transition method. Under this transition method, compensation cost recognized in the three months and nine months ended May 31, 2006 includes the following: (a) compensation expense related to any stock-based payments granted prior to, but not yet vested as of August 31, 2005, and (b) compensation expense for any stock-based payments granted subsequent to August 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Based on its historical experience and current expectations, under SFAS 123(R) the Company has assumed a 6% forfeiture rate. Operating results for prior periods have not been restated.

The Company estimates the fair value of the options at the grant date using the Black-Scholes-Merton closed-form option pricing model and amortizes that value to expense over the options’ vesting periods. The Company treats grants with graded vesting as a series of awards. The weighted-average estimated fair values at the date of grant for the stock options granted within the three months and nine months ended May 31, 2006 were $7.66 and $7.46 per share respectively (2005 – $7.65 and $8.29). The weighted-average assumptions used to determine the fair value, with respect to risk-free interest rate, dividend yield, volatility factor and expected life, are the same as those under the Canadian GAAP (Note 14(i)).

Had the Company adopted the fair value based method under SFAS 123, the predecessor standard to SFAS 123(R), which method allowed for forfeitures to be recognized in the period of their occurrence, for the accounting for stock-based compensation in all comparative periods presented, the Company’s net income (loss) and net income (loss) per share under U.S. GAAP would have been reported as the pro forma amounts indicated below:

(Thousands of US dollars, except per share amounts)

	Three months ended May 31 2005	Nine months ended May 31 2005

Net income (loss) for the period
As reported	$ 9,263	$ 134,262
Pro forma adjustment for Stock-based compensation	(12,651)	(24,041)

Pro forma net income (loss)	$ (3,388)	$ 110,221

Basic net income (loss) per share
As reported	$ 0.04	$ 0.54
Pro forma	(0.01)	0.44

Diluted net income (loss) per share
As reported	$ 0.04	$ 0.52
Pro forma	(0.01)	0.43

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ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

15.    U.S. GAAP (CONTINUED)

(ii)	Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iii)	Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

(iv)	Under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. Under Canadian GAAP, the related tax benefit is treated as a reduction to the income tax provision.

(v)	Under Canadian GAAP, purchased in-process R & D is amortized over its estimated useful life and asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R & D acquired by the Company is written off at the time of acquisition.

16.    LITIGATION

(i)	American Video Graphics, LP

In August 2004, American Video Graphics LP (“AVG”) filed a series of lawsuits in the US District Court for the Eastern District of Texas. The lawsuits allege infringement of several patents by various PC manufacturers, game console manufacturers and game publishers resulting from graphics and graphics processing functionality. Reconfiguration of these suits resulted in a total of six suits. Of these six suits, there are two suits pending against the entire group of PC manufacturers (the “PC Makers Suits”) and two suits pending against the entire group of game console manufacturers (the “Game Console Suits”).

The Company voluntarily intervened in the PC Makers Suits and the Game Console Suits. Two other suppliers of graphics processors also intervened; Intel Corporation (“Intel”) voluntarily intervened in the PC Makers Suits and Nvidia Corporation (“Nvidia”) voluntarily intervened in the PC Makers Suits and Game Console Suits (Company, Intel and Nvidia are collectively referred to as the “Intervenors”).

In January 2006, a definitive settlement agreement was approved by the court and entered into by substantially all of the parties (including defendants and Intervenors) involved in the PC Makers Suits and Game Console Suits and AVG (two parties, unrelated to the Company, are not part of the definitive agreement and, consequently, claims relating solely to these two entities did survive). As part of the settlement agreement, the Company agreed to make a settlement payment of approximately $8.6 million to AVG. In exchange for the settlement payment from the Company and a confidential sum of monies payable to AVG by the defendants and other Intervenors, the settlement provides, in part, (i) all pending claims and suits will be dismissed with prejudice against the settling defendants and Intervenors, (ii) a license to the entirety of the AVG patent portfolio (which includes, but is not limited to, the patents in the suits) has been granted to the Company and customers and users of all the Company’s products, and (iii) a full and complete waiver of any claim for indemnification that any defendant or Intervenor may have had against any other settling party. Additionally, AVG is entitled to pursue further action against those parties not involved in these suits involving products that do not incorporate graphics processors from the Intervenors (e.g., non-Intervenor graphics processor suppliers).

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ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006
(Unaudited)

16.    LITIGATION (CONTINUED)

(ii)	U.S. Securities Class Action Lawsuits

In August and September 2005, five class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania against the Company and certain of its directors and officers on behalf of shareholders who purchased the Company’s common shares between October 7, 2004 and on or about June 23, 2005. The claims allege that the Company and certain of its directors and officers violated U.S. securities laws by failing to disclose material facts and making statements that contained misrepresentations about its business and future outlook. It is alleged that as a result of the failure to disclose material facts and the alleged misrepresentations, the Company’s stock traded at artificially inflated prices until the stock price dropped on the news of its third quarter results in June of 2005. The claims further allege that, while in possession of material undisclosed information, certain directors and officers sold a portion of their common shares at inflated prices. Currently, two plaintiffs have filed separate motions with the court seeking to be appointed as “lead plaintiff” and to have their choice of counsel approved. The court has yet to decide those motions and thus lead plaintiff or lead plaintiff’s counsel has not yet been selected. These lawsuits are at a very preliminary stage.

The Company currently believes the amount of ultimate liability, if any, with respect to the U.S. securities class action lawsuits will not materially affect its financial position, results of operations, or liquidity. The Company and the named directors and officers intend to defend themselves vigorously. However, the ultimate outcome of any litigation is uncertain and should any of these actions or proceedings against the Company be successful, the Company may be subject to significant damages awards which could have a material adverse effect on its financial condition.

(iii)	U.S. Shareholder Derivative Complaint

In August 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California for the County of Santa Clara by an alleged shareholder purporting to act on behalf of the Company. The defendants to the complaint included certain members of the board of directors and certain officers, and the Company itself as nominal defendant. The complaint alleged violations of California law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violation of California Corporations Code sections regarding insider trading, during the period between October 2004 and June 2005, based on allegations of inaccurate disclosures and improper trading activity, which allegations were essentially identical to the allegations in the securities class actions noted above. In January 2006, the plaintiff filed an amended complaint that contained the same claims and allegations. The Company and certain directors and officers then responded with motions to dismiss the claims based on the requirements of Canadian law and the inconvenience of the California forum. On February 24, 2006, the court entered an order dismissing six of the seven causes of action with prejudice, which resulted in dismissal of seven of the nine individual defendants. Accordingly, one claim remained in the case, against two defendants for alleged violation of the California insider trading statute. On March 13, 2006, the Company filed a motion to dismiss the outstanding cause of action on the grounds that plaintiff has failed to satisfy the presuit demand pleading requirements under California law, and additional motions were filed seeking dismissal of the remaining claim against one of the remaining defendants on other grounds. On April 20, 2006, the plaintiff filed a request for dismissal with prejudice of the entire action, which was entered by the Court that same day, dismissing the case in its entirety.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: June 29, 2006	By: /s/ Richard Brait
Name: Richard Brait
Title: General Counsel

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